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                                                                       EXHIBIT 7
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        ELSAG BAILEY SIGNS DEFINITIVE AGREEMENT FOR ACQUISITION BY ABB

FOR IMMEDIATE RELEASE

  Amsterdam, The Netherlands--(October 14, 1998). Elsag Bailey Process Automation N.V. (NYSE: EBY) announced today that it has signed a definitive agreement with ABB to make a recommended cash tender offer for all outstanding shares of Elsag Bailey Process Automation.

  Under the terms of the agreement, the purchaser will begin a cash tender offer for all outstanding common shares of Elsag Bailey at US$39.30 per common share and for all 5 1/2% preferred securities issued by the Elsag Bailey Financing Trust at US$61.21 per preferred share, within five business days of this announcement. The total consideration payable to holders of such securities under the tender offer, as well as to holders of options held by Elsag Bailey employees and directors, is approximately $1.5 billion, and will be financed from ABB's own resources.

  In a separate agreement, Finmeccanica S.p.A. has entered into a definitive agreement with ABB to tender all of its holdings in Elsag Bailey common and preferred shares concurrent with the tender offer. Finmeccanica owns approximately 53% of the outstanding equity of Elsag Bailey on a fully diluted basis. Completion of the tender offer is dependent, among other conditions, on a minimum of 75% of the fully diluted share capital of Elsag Bailey being validly tendered and not withdrawn, and on certain regulatory approvals.

  Mr. Goran Lindahl, ABB Group President and Chief Executive Officer, characterized his company's goals for the partnership, stating, "We are delighted to add a company with Elsag Bailey's strength, technological diversity, and global reach to our business portfolio. By combining our complementary product lines, we will strengthen our powerful range of robust, vertically-integrated solutions. Our collective technologies, market channels, and professional workforce will help us provide a most comprehensive and direct response to the needs of our customers worldwide."

  Mr. Vincenzo Cannatelli, Elsag Bailey Managing Director and Chief Executive Officer, also commented on the transaction, stating, "We are very pleased to have gained the commitment to partnership of a quality industry leader such as ABB Group. The synergies of our products, our people, and our global market presence are dramatic, and can only reinforce the effort we have put forth to position Elsag Bailey as a leading "one-stop-shop" producer of process automation technologies. We are very pleased with the excellent value which this transaction represents for our shareholders, and we are committed to achieving maximum future value for our customers, our employees, and our new business partners."

  The ABB Group (http://www.abb.com) serves customers worldwide in power generation, transmission, and distribution; automation; oil, gas, and petrochemicals, industrial products and contracting; financial services; and rail transportation. The Group reported orders in 1997 of US$35 billion and employs about 220,000 people.

  Elsag Bailey Process Automation N.V. (http://www.ebpa.com), headquartered in the Netherlands, is a leading provider of automation systems, process instrumentation, analytical measurement products, and professional services. The company's technologies are sold worldwide for the automation of various processes in the electric power, chemical and pharmaceutical, oil and gas, pulp and paper, metals and mining, food beverage and other industries. The company employs some 11,000 among its operating units in more than 30 countries. Elsag Bailey recorded revenues of $1.5 billion during 1997.

  For copies of additional press releases or quarterly reports, call Elsag Bailey's Fax-on-Demand service at 1-888-329-2311, or visit the Company's web site at www.ebpa.com. Requests for information can also be made via e-mail at investorinfo@bailey.com.

NOTE: This document contains forward-looking statements within the meaning of federal securities law. These forward-looking statements include, among others, statements concerning anticipated future events and

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expectations which are not historical facts. The forward-looking statement in this press release is subject to numerous risks and uncertainities which could cause actual results to differ materially from those expressed or implied by those statements.

Contacts:

Brad A. Hoffman                           John Fox
Elsag Bailey Process Automation           ABB Corporate Communications
Wickliffe, Ohio USA                       Zurich, Switzerland
Telephone: 1-440-585-3809                 Telephone: 41 1 317 7371

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